Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

January 15, 2013

Via EDGAR

Mr. Jay Ingram

Division of Corporation Finance

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Taylor Morrison Home Corporation Amendment No. 1

Registration Statement on Form S-1 (File No. 333-185269)

Ladies and Gentlemen:

On behalf of Taylor Morrison Home Corporation, a Delaware corporation (together with its subsidiaries, the “Company”), we submit in electronic form for filing the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 of the Company (the “Registration Statement”), together with Exhibits, marked to indicate changes to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on December 5, 2012.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated December 31, 2012 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1 or in the Comment Letter. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

General

1.	Please be advised that we will process this filing and any amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

Mr. Jay Ingram

Division of Corporation Finance

Securities and Exchange Commission

Response to Comment 1

The Company respectfully acknowledges the Staff’s comment and will provide a pre-effective amendment to the Registration Statement including a price range in sufficient time for the Staff to complete its review.

2.	As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule 430A, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering price range, or the number of shares to be offered on the cover. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

Response to Comment 2

The Company respectfully acknowledges the Staff’s comment and will file a pre-effective amendment to the Registration Statement containing all required information, including pricing-related information and share amount information.

The Company confirms that it will not circulate copies of the Registration Statement or the preliminary prospectus until an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range and all other required information has been provided.

3.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

Response to Comment 3

The Company respectfully acknowledges the Staff’s comment and, prior to the effectiveness of the Registration Statement, will inform the Staff when FINRA clearance has been obtained.

4.	We encourage you to file all exhibits with your next amendment. Please understand that we will need adequate time to review these materials before effectiveness.

Mr. Jay Ingram

Division of Corporation Finance

Securities and Exchange Commission

Response to Comment 4

The Company has filed with this Amendment No. 1 certain of the exhibits that are required to be filed, as indicated in the exhibit index set forth at Item 16 of Amendment No. 1, and will file the additional exhibits listed in Amendment No. 1 in subsequent pre-effective amendments to the Registration Statement that will provide the Staff adequate time to review these materials prior to the Company requesting effectiveness of the Registration Statement. The Company has also supplementally furnished to the Staff as Exhibit 1 to this letter a draft of the form of legality opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP to be filed as Exhibit 5 to the Registration Statement.

5.	Please supplementally provide supporting documentation for all of the statistical and similar disclosure you make in your prospectus. For example, we refer you to the statements on page one and throughout your prospectus attributing information to Hanley Wood regarding the revenues of public homebuilders in North America. Similarly, on the same page you state that you have a top-10 market share in 13 of your 16 markets. Please mark the supporting documents to show precisely the location of each piece of information on which you are relying for these and similar statements in your prospectus. In addition, please tell us whether your source material is publicly available or whether you paid any compensation for the receipt of such information, including fees paid for reports you may have commissioned.

Response to Comment 5

In response to the Staff’s comment, the Company has supplementally provided to the Staff in Annex A to this letter supporting documents marked to show precisely the location of each piece of information that serves as the basis of the statistical and similar disclosure made in the prospectus.

The Company hereby advises the Staff that none of the market and industry data appearing in the Registration Statement was prepared for the Company for a fee or by commission or was prepared for the Company specifically for inclusion in the Registration Statement. The Company has indicated in Annex A where the source material provided is publicly available and the instances where the source material provided is generated by or attributable to industry or trade publications and services and available to any party, such as the Company, who subscribes and pays standard rates.

Prospectus Front Cover Page

6.	Please remove the term “Joint Book-Running Managers” from the cover page. We will not object to the use of the term on the outside back cover page.

Mr. Jay Ingram

Division of Corporation Finance

Securities and Exchange Commission

Response to Comment 6

The Company has revised the Registration Statement in response to the Staff’s comment. Please see the cover page of the prospectus contained in Amendment No. 1

7.	Please provide a concise statement addressing the lack of control that Class A investors will have over the control of management and the affairs of the company by virtue of the reorganization and the ownership that is consolidated in the TPG Entities, Oaktree and JH.

Response to Comment 7

The Company has revised the Registration Statement in response to the Staff’s comment. Please see the cover page of the prospectus contained in Amendment No. 1.

Prospectus Summary, page 1

8.	Please provide support for the various statements regarding your competitive strengths that you make here and throughout this document. For example, among the bullet points on page 2, please provide support for your assertions that:

•	your land is “attractively located;”

•	you have a “strong presence;”

•	you have a “deep knowledge” of your homebuyer customer base;

•	and that you have a “reputation for quality and customer service.”

Please also substantiate similar statements throughout your prospectus, such as your reference on page five to having “local, long-lasting relationships with prominent land sellers, brokers and investors.” If the statements are premised on management’s belief, so indicate.

Response to Comment 8

The Company has revised the Registration Statement in response to the Staff’s comment. Please see, among others, pages 2, 4, 5 and 8 of Amendment No. 1. With respect to the bulleted list on page 2 of Amendment No. 1, the Company has revised the disclosure in the list and further wishes to advise the Staff that the purpose of the list was to disclose certain distinguishing elements of its business in summary form and to provide additional detail supporting the assertions elsewhere in the prospectus summary. For instance, please see as support for those assertions, among others, the more detailed

Mr. Jay Ingram

Division of Corporation Finance

Securities and Exchange Commission

statements about land inventory on pages 4 and 5 of Amendment No. 1, the revised statements about financial performance and liquidity on page 4 of Amendment No. 1, the more detailed statements about market share on pages 5 and 6 of Amendment No. 1 (including the insertion of a new table on page 5) and the more detailed statements about awards on page 9 of Amendment No. 1.

In addition, in certain instances the Company has revised its disclosure to state the basis for certain statements in the prospectus, including public filings of its peer companies, such as on pages 4 and 7 of Amendment No. 1. The Company has also revised its disclosure to indicate that certain information presented is based on management’s belief, estimate or expectation, such as on pages 2, 4, 5, 7 and 8 of Amendment No. 1. The Company advises the Staff that management’s belief is derived from management’s experience working in, and knowledge of, the homebuilding industry as well as management’s review of public disclosure made by other participants in the homebuilding industry and information provided by industry associations.

9.	Throughout the prospectus, you make statements relating to your “strong balance sheet” and that you have “significant liquidity for growth.” Please balance these statements with disclosure addressing your debt service obligations as it relates to the amount of debt outstanding on your balance sheet, which, at September 30, 2012, surpassed $790 million.

Response to Comment 9

The Company has revised the Registration Statement in response to the Staff’s comment. Please see, among others, pages 2, 4 and 100 of Amendment No. 1.

10.	Please consider removing or rephrasing language throughout the prospectus that relies on unverifiable facts or unstated assumptions, such as the first sentence of the second paragraph on page five. There, you state that your “strategically focused geographic footprint ideally positions [you] to participate in the current US housing recovery.” However, it is unclear whether current positive trends in the US housing market will continue, much less in which geographic areas such trends will be realized, or what position would be “ideal.”

Response to Comment 10

The Company has revised the Registration Statement in response to the Staff’s comment. Please see, among others, pages 4 and 5 of Amendment No. 1.

11.

When presenting information that may tend to support your assertions, please place the information in the appropriate context. For example, on page five you include a table of the Case-Schiller composite 20 year-over-year price change for various markets. In light of the downturn in the housing market

Mr. Jay Ingram

Division of Corporation Finance

Securities and Exchange Commission

over the last five years, the 20 year-over-year measure may not be the most salient measure possible. The usefulness of this information is not apparent without an indication of how much of your inventory is located in each of the respective markets you include in this chart. Immediately below the table on page five you state that you have a top ten market share in 13 of your 16 markets. You do not indicate what your position is within these various markets, which markets constitute the 13, or what percentage of your inventory, either by numbers of homes or lots or by value, you hold within these markets. Similarly, on pages six and 119 you refer to the competitive advantage that you believe TMHF presents you. Yet, any advantage provided by TMHF is difficult to discern without information on which, or how many, of your competitors have captive mortgage units. Likewise, while you state that TMHF has a leading capture rate and a low sales cancellation rate among a given set of your peers, no comparator information is provided to give context to your 84% capture rate. Please revise your disclosure accordingly.

Response to Comment 11

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 5, 6, 7, and 120, 121 and 124 of Amendment No. 1.

12.	Please advise us as to why you believe that your website and your partnership with the Innoventions dream home in the Disneyland Resort in California places you at the forefront of directed-marketing strategies among your peers. Please provide a level of disclosure that supports those statements and describe the material terms of your partnership with the Disneyland Resort.

Response to Comment 12

The Company has revised the Registration Statement in response to the Staff’s comment and has deleted the reference to the Innoventions dream home. Please see pages 9 and 126 of Amendment No. 1.

13.	Please revise both the chart on page ten and the text under the subheading “Acquisition by the Principal Equityholders and Financing Transactions” on page 11, as well as throughout this prospectus where appropriate, to clarify the relationship between Taylor Morrison Communities, Inc. and Taylor Morrison Holdings, Inc.

Response to Comment 13

The Company has revised the Registration Statement in response to the Staff’s comment. Please see, among others, pages 11-12 of Amendment No. 1.

Mr. Jay Ingram

Division of Corporation Finance

Securities and Exchange Commission

14.	The disclosure in the Prospectus Summary should be a balanced presentation of your business. Please balance the extensive description of your competitive strengths with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans beyond the six bullet points on page 12.

Response to Comment 14

The Company has revised the Registration Statement in response to the Staff’s comment and has generally sought to balance the disclosure in the prospectus summary in Amendment No. 1. See for example revised disclosure relating to housing downturns at pages 5 and 8 of Amendment No. 1. In addition, the Company has revised the disclosure on page 14 of Amendment No. 1 to highlight additional challenges faced by the Company and the risks and limitations that could harm the Company’s business or inhibit its strategic plans.

Summary Historical and Pro Forma Consolidated Financial and Other…, page 15

15.	Please revise your summary historical information, your selected historical information and your columnar presentations within MD&A so that they read consistently from left to right in the same chronological order as your historical financial statements. Refer to SAB Topic 11:E.

Response to Comment 15

The Company has revised the Registration Statement in response to the Staff’s comment. Please see, among others, pages 18-21, 64-65 and 72-98 of Amendment No. 1.

16.	Please revise your financial data to include earning per Unit information for your pro forma income statements for the Year Ended December 31, 2011 and Nine Months Ended September 30, 2012.

Response to Comment 16

The Company has revised the Registration Statement in response to the Staff’s comment to include earnings per unit information. Please see page 18 of Amendment No. 1. The Company will provide the pro forma information requested by the comment in a later pre-effective amendment to the Registration Statement.

Risk Factors, page 21

17.	Please ensure that it is clear from your discussion how the risk addressed may affect you or the Class A common stock you are offering. Please refer to the following subheadings as examples:

•	“[n]egative publicity may affect our stock price and business performance” on page 26;

Mr. Jay Ingram

Division of Corporation Finance

Securities and Exchange Commission

•	“[w]e may incur a variety of costs to engage in future growth or expansion of our operations or acquisitions or disposals of businesses, and the anticipated benefits may never be realized” on page 33;

•	“[t]here is no existing market for our Class A common stock so the share price for our Class A common stock may fluctuate significantly” on page 40;

•	“[f]ailure to establish and maintain effective internal control over financial reporting could have an adverse effect on our business, operating results and stock price” on page 42;

•	“[i]f we raise additional capital through the issuance of new equity securities at a price lower than the initial public offering price, you will incur additional dilution” on page 43; and

•

“[i]f securities analysts do not publish research or reports about our company, or if they issue unfavorable commentary about us or our industry or downgrade our Class A common stock, the price of our Class A common stock could decline” also on page 43.

Response to Comment 17

The Company has revised the Registration Statement in response to the Staff’s comment. Please see, among others, pages 24, 25, 27, 28, 30, 32-34, 36 and 38 of Amendment No. 1.

18.	Please elaborate on the “smart growth” initiative that you refer to on page 29. Please indicate whether the initiative is being or is likely to be implemented, what it will consist of and the impact on your business.

Response to Comment 18

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 32 of Amendment No. 1.

19.	On page 36, under the heading “[u]tility and resource shortages or rate fluctuations could have an adverse effect on our operations” you state that “[c]ertain areas in which we operate have historically been subject to utility and resource shortages.” Please specify which areas you are referring to, and indicate what amount of your inventory may be affected by future utility and resource shortages.

Mr. Jay Ingram

Division of Corporation Finance

Securities and Exchange Commission

Response to Comment 19

The Company has revised the Registration Statement in response to the Staff’s comment to clarify that the risk is applicable to all of the Company’s markets. Please see page 38 of Amendment No. 1.

Use of Proceeds, page 49

20.	Please state the approximate amount of proceeds intended to be used for each purpose identified here. Revise to indicate generally the intended distribution of the proceeds among your subsidiaries. If you have no current specific plan for a significant portion of the proceeds, please state this. If any material amount of proceeds is to be used to discharge indebtedness, set forth the interest rate and maturity of the debt. Please see Instruction 4 to Item 504 of Regulation S-K. If you wish to reserve the right to change the use of proceeds, you may do so provided that the reservation is due to specific contingencies that you discuss and that you indicate the alternatives to such use. Please see Instruction 7 to Item 504 of Regulation S-K.

Response to Comment 20

The Company respectfully acknowledges the Staff’s comment and will revise the disclosure under “Use of Proceeds” in a later pre-effective amendment to the Registration Statement to state the approximate amount of proceeds intended to be used for each purpose identified therein. The Company continues to evaluate potential uses of proceeds.

Capitalization, page 51

21.	Please clarify for us here and on page 10 where TMHF will reside in your post-reorganization structure. To the extent that TMHF will be a wholly owned subsidiary of Taylor Morrison Home Corporation, it is unclear why you would exclude the debt of TMHF from your pro forma total debt, as indicated in footnote five to your capitalization table. Please advise or revise.

Response to Comment 21

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 11 and 54 of Amendment No. 1.

Unaudited Pro Forma Consolidated Financial Information, page 54

22.	Ensure that your pro forma footnotes show precisely how you arrived at each adjustment amount with a discussion of any significant assumptions and estimates used to arrive at the adjustment amounts. This should include the specific components that are included in the adjustments.

Mr. Jay Ingram

Division of Corporation Finance

Securities and Exchange Commission

Response to Comment 22

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 60 of Amendment No. 1.

23.	Please disclose how your pro forma financial statements have adjusted for the fact that your historical financial statements for TMM (a partnership) are not going to be indicative of the post-reorganization entity because TMHC is a corporation subject to tax. Please refer to SAB Topic 1:B.

Response to Comment 23

The Company respectfully acknowledges the Staff’s comment and hereby advises the Staff that the Company continues to evaluate the tax considerations of the contemplated post-reorganization structure and will revise its disclosure accordingly in a later pre-effective amendment to the Registration Statement.

24.	Please tell us how you determined that adjustment (b) to eliminate management fees meets the requirements of Rule 11-02(b)(6) of Regulation S-X. Specifically, it is not clear how you determined that this adjustment is factually supportable. It appears that the cost savings you have reflected in your pro forma consolidated statement of operations related to the termination of this agreement may be based upon your expectation to incur less costs, rather than reliable documented evidence. Alternatively, please revise your pro forma consolidated statement of operations to remove this portion of the adjustment.

Response to Comment 24

The Company respectfully acknowledges the Staff’s comment and hereby advises the Staff that it has considered the requirements of Rule 11-02(b)(6) of Regulation S-X and concluded that the adjustment to eliminate management fees in the pro forma presentation meets the three requirements set out in the aforementioned rule, because the adjustment is (i) directly related to the proposed initial public offering and related Reorganization Transactions, (ii) expected to have a continuing impact on the registrant and (iii) factually supportable. The management fee arrangements between the Company and its Principal Equityholders will be terminated in connection with initial public offering contemplated by the Registration Statement. The management fees were paid in respect of services that the Company expects to

Mr. Jay Ingram

Division of Corporation Finance

Securities and Exchange Commission

provide internally following the consummation of the proposed initial public offering. Therefore, following the completion of the initial public offering, the Company’s general and administrative expenses will be correspondingly reduced by the amount of the management fees that will no longer be required to be paid. The Company makes a statement to this effect in note (b) to the pro forma statement of operations included at page 60 of Amendment No. 1.

25.	Please tell us how you determined that it is appropriate to eliminate net income attributable to the direct or indirect holders of partnership interest in TMM (other than TMHC), as described in adjustment (f). Please tell us how you determined that elimination of net income attributable to the direct or indirect holders of partnership interest in TMM is both factually supportable and directly attributable to your acquisition and financing transactions and the reorganization transactions. Refer to Rule 11-02(b)(6) of Regulation S-X.

Response to Comment 25

The Company respectfully acknowledges the Staff’s comment and hereby advises the Staff that is has considered the requirements of Rule 11-02(b)(6) of Regulation S-X and concluded that the adjustment to eliminate net income attributable to direct or indirect holders of the partnership interests in the pro forma presentation meets the three requirements set out in the aforementioned rule, because the adjustment is (i) directly related to the proposed initial public offering and related Reorganization Transactions, (ii) expected to have a continuing impact on the registrant and (iii) factually supportable. The Company made this determination after evaluating the final post-reorganization structure contemplated by the Reorganization Transactions described in the Registration Statement under the caption “Organizational Structure”. Pursuant to the Reorganization Transactions described under “Organizational Structure,” the Company would be a direct or indirect minority owner of the equity of TMM, become or acquire control over the sole general partner of TMM and would consolidate TMM’s operations into its own in accordance with ASC 810. The Company is therefore the primary beneficiary of the operations and would exercise control over TMM. Accordingly, the financial statements of TMM are consolidated in the Company’s consolidated financial statements, and the majority partners’ equity is then recorded as non-controlling interests.

Management’s Discussion and Analysis of Financial Condition and Results, page 63

26.	Please consider revising this section to make it more accessible to readers. Your current organizational approach to this section, considering first one-year-on-year set of financial indicators, and then separately considering another year-on-year set, and so on, makes it more difficult for readers to compare the information you are presenting from period to period than if all of the information was presented as a whole and each indicator addressed serially for all years presented. Please see Section III.A of SEC Release 33-8350.

Mr. Jay Ingram

Division of Corporation Finance

Securities and Exchange Commission

Response to Comment 26

The Company respectfully acknowledges the Staff’s comment and hereby advises the Staff that the Company has reviewed SEC Release 33-8350 and has considered the revisions proposed by the Staff. The Company has also reviewed the public filings of other registrants, including the Company’s public homebuilding peers, noting that a number of such companies use an organizational approach for their MD&A annual comparisons that is similar to that currently used by the Company in the prospectus. The Company has also considered that, unlike a number of companies who present all three years of annual financial information as a whole, the Company is required to present the predecessor period from January 1, 2011 to July 12, 2011 separately from the successor period from July 13, 2011 to December 31, 2011 (together with the arithmetically combined year ended December 31, 2011). As a result, the Company believes that the addition of a third year of data (and associated columns) to the various tables in the MD&A would likely add significantly to the scale and complexity of such tables or necessitate the insertion of additional tables, disrupting the flow of information. In light of the foregoing, the Company respectfully requests that it be permitted to continue to use the organizational approach for its annual financial information that is currently used in the prospectus.

27.	As currently written, MD&A is extremely repetitive, and also duplicative with much of the information contained in the notes to the financial statements. For example, the paragraph third from the bottom of page 65 is copied and pasted to the top of the following page. Excessive repetition obfuscates the disclosure you are required to provide pursuant to Item 303 of Regulation S-K. Please revise accordingly.

Response to Comment 27

The Company has revised the Registration Statement in response to the Staff’s comment. Please see, among others, pages 66-99 of Amendment No. 1.

28.

Much of MD&A appears to consist of restatements of the information presented in your financial disclosures. Please revise to provide appropriate insight into management’s perspective on the development and future trajectory of the business. For example, there is no analysis of the changes in home closings gross margin and adjusted home closings gross margin in the discussion of those figures on the bottom of page 73. The discussion merely consists of a restatement of the chart immediately above. Similarly, the discussion of West region performance in the years ended December 31, 2010 and December 31, 2011 on page 84 does not provide any insight into why the changes in performance detailed on that page occurred. There are

Mr. Jay Ingram

Division of Corporation Finance

Securities and Exchange Commission

multiple other portions of MD&A where you restate the financial information presented and provide no indication for what management considers to be the driving force behind the disclosed developments, such as the change in financial services gross margin on page 94 or the discussion of general and administrative expenses on page 95. Please refer to Section III.B.4 of SEC Release 33-8350.

Response to Comment 28

The Company has revised the Registration Statement in response to the Staff’s comment. Please see, among others, pages 74, 76-79, 88, 95, and 98-99 of Amendment No. 1.

29.	Your MD&A contains extensive discussion of past performance with minimal corresponding disclosure on prospective developments and strategies. There are many portions of MD&A where you indicate that there are clear plans for the further development of your business, but you do not elaborate. For example, on page 70, the first paragraph indicates that the number of active selling communities in 2012 dropped year-on-year due to the timing of new community openings coming to market. Yet, you provide no indication of when these new community openings will occur, or the reasons for or management’s rationale leading to opening on a given date. Please see Section III.B.3 of SEC Release 33-8350 and Item 303(a)(3)(ii) of Regulation S-K and revise your disclosure accordingly.

Response to Comment 29

The Company has revised the Registration Statement in response to the Staff’s comment. In particular, the Company has added a section relating to its business strategies, beginning on page 67 of Amendment No. 1, including a discussion of its expectations as to community openings and its land inventory strategy. Please also see, among others, pages 74 and 76-79 of Amendment No. 1.

30.	Please ensure that you include sufficient information to provide meaningful context to your disclosure. In the last sentence on page 75, for example, you state that “[t]he decline in adjusted home closings gross margin [in the West region] as a percentage of closing revenue and home closings gross margin as a percentage of closing revenue was driven primarily by the increase in the proportion of home closings in our Phoenix market in our total closings for the region.” While one may be able to deduce that the driving causal force is relatively lower margins in Phoenix, this is not apparent from your current disclosure regarding the decline in home closings gross margin as a percentage of closing revenue. Please see Section III.B.2 of SEC Release 33-8350.

Mr. Jay Ingram

Division of Corporation Finance

Securities and Exchange Commission

Response to Comment 30

The Company has revised the Registration Statement in response to the Staff’s comment. Please see, among others, pages 76-79 of Amendment No. 1.

The Acquisition and Financing Transactions and Basis of Presentation, page 65

31.	On page 66, you indicate that certain results for 2011 are presented to reflect the arithmetically combined historical results from the predecessor period from January 1, 2011 to July 12, 2011 and the successor period from July 13, 2011 to December 31, 2011. You also indicate that due to differences in accounting between the predecessor and successor periods, this presentation may yield results that are not directly comparable on a period to period basis. In order to provide investors with greater transparency regarding the effect the Acquisition had upon your results, please revise your MD&A to quantify the impact the Acquisition had upon each line item presented for the affected periods, where material.

Response to Comment 31

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 69 of Amendment No. 1.

Non-GAAP Measures, page 66

32.	You indicate that references to the information or results of “unconsolidated joint ventures” refer to your proportionate share of unconsolidated joint ventures in Canada and are included as non-GAAP measures because they are accounted for under the equity method. Please revise your disclosures to provide a statement disclosing the reasons why the management believes that presentation of this non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations; and to the extent material, a statement disclosing the additional purposes, if any, for which the management uses the non-GAAP financial measure that are not disclosed. Refer to Item 10(e)(1)(i)(C) through (D).

Response to Comment 32

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 70 of Amendment No. 1.

Adjusted EBITDA, page 66

33.	So that we may better understand how you use the non-GAAP measure Adjusted EBITDA, please address the following:

•

On page 19, you have provided a reconciliation of net income (loss) to Adjusted EBITDA. We note that you have included severance and restructuring charges, royalties paid to parent and transaction-related expenses and indemnification loss in your reconciliation. Please tell us what consideration you gave to Item 10(e)(1)(ii)(A) in determining whether it was appropriate to exclude charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from your non-GAAP liquidity measure; and

Mr. Jay Ingram

Division of Corporation Finance

Securities and Exchange Commission

•

You disclose that agreements governing your indebtedness contain covenants and other tests based on metrics similar to Adjusted EBITDA. Please disclose whether your definition of Adjusted EBITDA as described on page 66 is the same as the definition used by your lenders. If the definitions are not the same, please revise to disclose how the calculations differ.

Response to Comment 33

With respect to the first part of the comment (relating to cash settled charges and liabilities), the Company hereby advises the Staff that it views Adjusted EBITDA as a performance measure and not a liquidity measure and is therefore subject to Item 10(e)(1)(ii)(B) of Regulation S-K rather than Item 10(e)(1)(ii)(A) of Regulation S-K. Adjusted EBITDA is a non-GAAP financial measure used by management and its local divisions in evaluating the Company’s historical financial performance and in making strategic decisions regarding future operations and not for measuring the Company’s liquidity. With respect to the second part of the comment (relating to the definition of Adjusted EBITDA), the Company has revised the Registration Statement in response to the Staff’s comment. Please see page 70 of Amendment No. 1.

Key Results, page 69

34.	In the bullet pointed list on page 69, you make reference to pre-tax income and net income excluding transaction expenses, indemnification loss and early extinguishment of debt. These measures, as currently presented, represent non-GAAP financial measures. Please either provide the non-GAAP disclosures required by Item 10(e) of Regulation S-K or revise to remove your references to these measures. Please make similar revisions throughout your filing as considered necessary.

Response to Comment 34

The Company has revised the Registration Statement in response to the Staff’s comment to delete the references to the measures referred to in the comment. Please see pages 73 of Amendment No. 1.

Mr. Jay Ingram

Division of Corporation Finance

Securities and Exchange Commission

Financial Services, page 77

35.	In order to provide investors greater transparency, please revise to quantify, where possible, changes in your closings volume and average loan amounts between periods.

Response to Comment 35

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 82, 90 and 98 of Amendment No. 1.

General and Administrative Expenses, page 77

36.	Please enhance the disclosure relating to the “certain one-time reversals of legal reserves” and your “diligent cost containment strategy as [you] actively pursue synergies within the business.”

Response to Comment 36

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 82 of Amendment No. 1.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 79

37.	Please discuss in greater detail the repositioning of your land portfolio out of less desirable submarkets indicated below the table of Average Active Selling Communities on page 79, and referred to on pages 87 and 88. You refer to a similar program in the East region on page 91. Explain whether you have completed these repositionings, describe the communities you left and those you are entering, and explain how they are “more desirable.” To the extent possible, please quantify the portion of your inventory that is affected by repositioning.

Response to Comment 37

The Company has revised the Registration Statement in response to the Staff’s comment. In particular, the Company has included disclosure relating to its overall land inventory strategy in a section relating to its business strategies, beginning on page 67 of Amendment No. 1. Please also see pages 83, 91-92 and 95 of Amendment No. 1.

Overview of Capital Resources and Liquidity, page 95

Cash and Cash Equivalents, page 96

38.	Since your foreign operations appear to be significant, please disclose the following:

•	The amount of cash and short-term investments held by foreign subsidiaries as compared to your total amount of cash and short-term investments as of your most recent period presented;

Mr. Jay Ingram

Division of Corporation Finance

Securities and Exchange Commission

•	You would be required to accrue and pay taxes to repatriate these funds and you do not intend to repatriate them, if true; and

•

Quantify the amount of cash and short-term investments held by foreign subsidiaries where the funds are not readily convertible into other foreign currencies, including U.S. dollars. Please also explain the implications of any such restrictions upon your liquidity.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Response to Comment 38

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 100 of Amendment No. 1.

Mortgage Company Loan Facilities, page 97

39.	Please indicate when the Flagstar Facility will mature and the annual renewal process will begin. Please also disclose the interest coverage ratio referred to in the penultimate paragraph on page 98.

Response to Comment 39

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 101 and 102 of Amendment No. 1.

Loans Payable and Other Borrowings, page 99

40.	Please elaborate upon the information provided in the first paragraph on this page. You state that you estimate approximately $30.0 million of the project-level debt is scheduled to be repaid in the next twelve months. Please provide more specific quantitative disclosure on the level of debt you are scheduled to discharge. Similarly, please provide an indication of what proportion of the $50.5 million in interest bearing loans are being charged interest at the various interest rates you allude to. Finally, explain why the disclosure in this section does not address the $791.3 million of long-term debt outstanding.

Mr. Jay Ingram

Division of Corporation Finance

Securities and Exchange Commission

Response to Comment 40

The Company respectfully acknowledges the Staff’s comment and hereby advises the Staff that, given fluctuations in the amount of project-level debt outstanding at any given time and the other liquidity needs of the Company, the Company is unable to quantify the exact amount of project-level debt expected to be repaid in the next twelve months beyond the estimate provided in the Registration Statement. The Company has revised the Registration Statement in response to the other points raised in the Staff’s comment, including to revise the heading of Loans Payable and Other Borrowings on page 103 of Amendment No. 1 to make clear that the disclosure under the heading is intended to address long-term debt and other borrowings other than the categories of long-term debt disclosed under the other headings of the section (e.g., the Revolving Credit Facility and the Senior Notes). Please see page 103 of Amendment No. 1.

41.	There appear to be discrepancies between the disclosure on page 96, which states in the first full paragraph that $20.5 million of cash was provided by operating activities for 2011, and page 99 which indicates that $20.5 million was provided by operating activities in the nine months ended September 30, 2011, and that net cash provided by operating activities amounted to $158.4 million in 2011. Please revise as appropriate.

Response to Comment 41

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 100 of Amendment No. 1.

Operating Cash Flow Activities, page 99

42.	In your discussions of operating cash flows for all periods presented, you have listed the components that impacted your cash flows from operations. Please expand this disclosure to also discuss the underlying reasons for changes in these components, with specific discussions of working capital components such as receivables, prepaid expenses and other assets, real estate inventory, accounts payable and accrued liabilities. Please revise your disclosure for all periods presented. See Section IV.B of the SEC Release 33-8350.

Response to Comment 42

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 103-104 of Amendment No. 1.

Mr. Jay Ingram

Division of Corporation Finance

Securities and Exchange Commission

Investments in Land Development and Homebuilding Joint Ventures or Unconsolidated Entities, page 101

43.	You state on page 102 that Monarch Corporation typically provides secured guarantees to your unconsolidated joint ventures. Please confirm that this is only for your Canadian joint ventures.

Response to Comment 43

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 106 of Amendment No. 1.

44.	Please confirm that both your commitments under land purchase contracts and the value of the lot options indicated in the penultimate paragraph on page 102 were $283.5 million.

Response to Comment 44

The Company hereby confirms for the Staff that both the Company’s commitments under land purchase contracts and the value of the lot options indicated in the first full paragraph on page 107 of Amendment No. 1 were $283.5 million.

Amended and Restated Registration Rights Agreements, page 179

45.	Please disclose whether there are any cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering the TMM partnership interests. Refer to FASB ASC 825-20-50-1.

Response to Comment 45

The Company hereby advises the Staff that no cash penalties will apply under the amended and restated registration rights agreement.

Critical Accounting Policies, page 103

Real Estate Inventory, page 103

46.	Please expand your critical accounting policy to provide additional insight regarding your impairment analysis under ASC 360 for each inventory category reflected on your consolidated balance sheets. Please consider revising your disclosure to address the following:

•	Please disclose the number of communities tested for impairment during each period presented compared to the total number of communities which existed at the end of each period presented;

Mr. Jay Ingram

Division of Corporation Finance

Securities and Exchange Commission

•

Please clarify how you determine which communities should be tested for impairment as well as at what point in time they should be tested for impairment. You state that you perform your impairment analysis based on total inventory at the community level. You also indicate that cash flows are significantly impacted by various estimates of sales prices, construction costs, sales pace and other factors. However, it is not clear what events related to this information helps you to determine that an impairment exists. Please expand your discussion to state the types of events and circumstances that you believe indicate impairment. Please address how frequently you evaluate for these types of events and circumstances; and

•

Please discuss the significant estimates and assumptions used to determine estimated future cash flows and fair value, including but not limited to projected home sales price, absorption rates, timing and amounts of estimated future cash flows, and discount rates. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions used as well as whether certain estimates and assumptions are more subjective than others. Please also disclose when your projections assume an improvement in market conditions.

Response to Comment 46

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 109-110 of Amendment No. 1.

Quantitative and Qualitative Disclosures about Market Risk, page 108

47.	Please provide the disclosure required by Item 305 of Regulation S-K. You provide no quantitative information regarding your exposure to market risk, as called for by Item 305(a), and only a very brief qualitative statement that you are exposed to fluctuations in interest rates, with little description of exposure management strategies, as called for by Item 305(b).

Response to Comment 47

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 113 of Amendment No. 1.

Business, page 114

48.	In addition to your competitive strengths, please include a discussion of your competitive weaknesses. Refer to Item 101(c)(x) of Regulation S-K.

Mr. Jay Ingram

Division of Corporation Finance

Securities and Exchange Commission

Response to Comment 48

The Company has revised the Registration Statement in response to the Staff’s comment and has generally sought to balance the disclosure regarding competitive strengths in Amendment No. 1. See for example revised disclosure at pages 119- 125 and the statements regarding housing downturns on pages 121 and 125 of Amendment No. 1. The Company also respectfully submits that it has extensively disclosed the risks related to its business under the caption “Risk Factors” in the Registration Statement and, in addition, the Company has revised the disclosure on page 14 in the prospectus summary of Amendment No. 1 to highlight additional challenges faced by the Company and the risks and limitations that could harm the Company’s business or inhibit its strategic plans.

49.	As indicated in our comment relating to the disclosure in the Prospectus Summary, please make sure that you provide clear support for all assertions of market data as well as your position in the market, in addition to more qualitative statements regarding your reputation or ties to various market actors, that is derived from a third-party source and is not otherwise premised upon management’s belief. For example, you state in the second paragraph on page 115 that you are “among a select few of our public homebuilding peers to be profitable in both 2010 and 2011.” Please indicate the basis for this statement. In addition, please advise us what consideration you gave to including private homebuilding companies among your comparators or expand your disclosure to include the private homebuilders. Similarly, please avoid statements, such as the statement in the third bullet point on 115 that you believe your generated revenue per employee is among the highest of your public homebuilding peers, without indicating the basis for this belief or providing the reader with a reasonable basis for judging the accuracy of this belief in light of available data. Also assess your disclosure in the third paragraph of page 116.

Response to Comment 49

The Company has revised the Registration Statement in response to the Staff’s comment. Please see, among others, pages 120-123 of Amendment No. 1. The Company also hereby advises the Staff that it did not include private homebuilders among the comparators discussed in the Registration Statement due to the fact that, as a public company, the Company will measure itself against its public peers. In addition, information relating to private homebuilders is not readily available to the Company, in contrast to the publicly available information relating to public homebuilders.

Information Technology, page 135

50.	Please define the acronyms used in this paragraph.

Mr. Jay Ingram

Division of Corporation Finance

Securities and Exchange Commission

Response to Comment 50

The Company has revised the Registration Statement in response to the Staff’s comment and has eliminated the acronyms. Please see pages 141 of Amendment No. 1.

Management, page 137

Director Independence, page 142

51.	Please indicate why the identity of the independent directors is not disclosed, when the identity of all of the directors has already been discussed. See Item 407(a) of Regulation S-K. Similarly, on page 144, please disclose where the Senior Officers Code and the Code of Business Conduct are available.

Response to Comment 51

The Company has revised the Registration Statement in response to the Staff’s comment to name the independent director currently on the board of directors. The Company will disclose the precise website address where the Senior Officers Code and Code of Business Conduct are available in a later pre-effective amendment to the Registration Statement. Please see page 148 of Amendment No. 1.

Compensation Discussion and Analysis, page 145

52.	Please disclose how Ms. Palmer’s compensation was determined in the post-Acquisition period, and whether she negotiated any aspects of the compensation arrangement.

Response to Comment 52

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 154-155 of Amendment No. 1.

Certain Relationships and Related Party Transactions, page 179

53.	Please provide the disclosure required by Item 404(b) regarding the procedures and policies for the review, approval or ratification of transactions with related persons.

Response to Comment 53

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 187 of Amendment No. 1.

Mr. Jay Ingram

Division of Corporation Finance

Securities and Exchange Commission

Taylor Morrison Home Corporation Audited Financial Statements

3. Stockholders Equity, page F-4

54.	You disclose that at November 15, 2012, 1,000 shares of Class A common stock, par value of $.01 per share, were issued for $10.00. However, your balance sheet indicates that the 1,000 shares were issued for $1,000. Please revise or advise.

Response to Comment 54

The Company hereby advises the Staff that the balance sheet data in the Registration Statement is correct and indicates that the Company issued 1,000 shares of Class A common stock, par value $0.01 per share, and recorded $10.00. Additionally, to reflect the subscription price of $1,000.00, additional paid in capital of $990.00 was recorded in the equity section of the audited consolidated balance sheet. The Company has revised the Registration Statement in response to the Staff’s comment. See page F-4 of Amendment No. 1.

TMM Holdings Limited Partnership Audited Consolidated and Combined Financial Statements

2. Summary of Significant Accounting Policies, page F-12

Purchase Price Allocation and Related Acquisition Accounting, page F-13

55.	You indicate that you determined the fair value of inventory on a community-by- community basis primarily using a combination of market comparable land transactions, where available, and discounted cash flow models, though independent appraisals were also utilized in certain circumstances. Please address the following:

•

For instances where more than one approach was used to determine the fair value of inventory in a community, please disclose how you weighted the results obtained from each approach to arrive at the community’s fair value; and

•	Disclose the types of circumstances under which you used appraisals to determine fair value.

Response to Comment 55

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page F-13 of Amendment No. 1.

Mr. Jay Ingram

Division of Corporation Finance

Securities and Exchange Commission

Property and Equipment, page F-21

56.	Please disclose whether or not a portion of your depreciation and amortization is included in the cost of home closings and cost of land closings. Refer to SAB 11:B.

Response to Comment 56

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page F-21 of Amendment No. 1.

The Company hereby advises the Staff that no portion of depreciation and or amortization is included in cost of home closings. Model home amortization and property plant and equipment depreciation is recorded in the “sales, commissions and other marketing costs” and “general and administrative expenses” lines items.

Insurance Costs and Self-Insurance Reserves, page F-21

57.	Please disclose the excess loss limits associated with each risk you are self-insured for, including but not limited to workers’ compensation, automobile and general liability. Please also disclose the nature of each risk for which you do not have excess loss limits.

Response to Comment 57

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page F-21 of Amendment No. 1.

15. Operating and Reporting Segments, page F-44

58.	Please define for us your ten homebuilding operating divisions. Please also provide us with your analysis demonstrating how you determined each of the ten homebuilding operating divisions you aggregated into three reporting regions had similar long-term economic characteristics. Your response should address how you considered differences in real estate market conditions in the areas where each operating division is located when you determined that these divisions had sufficient long-term economic characteristics that would enable them to be aggregated for reporting purposes. For example, it seems that market conditions such average number of days on market, foreclosure and short sale trends, housing demand, and sale prices may be significantly different in Western Florida compared to Houston, Texas and that these differences could result in significantly different sales prices and profit margin in these areas. Please refer to ASC 280-10-50-11 as well as paragraphs ASC 280-10-55-7A through 55-7C.

Mr. Jay Ingram

Division of Corporation Finance

Securities and Exchange Commission

Response to Comment 58

The Company respectfully acknowledges the Staff’s comment and hereby advises the Staff that, in addition to the description of its segment analysis provided below, the Company has supplementally provided to the Staff as Annex B to this letter a copy of the internal report prepared by the Company regarding the determination of its operating segments.

The Company’s ten operating divisions are West Florida, North Florida, Austin (Texas), Houston (Texas), Phoenix (Arizona), Northern California, Southern California, Denver (Colorado) , Single-Family (Canada) and High-Rise (Canada) . Based on the organizational structure, financial performance, regulatory and economic conditions and buyer segmentation of the individual divisions, the Company believes it is appropriate to aggregate the divisions into three segments and believes under ASC 280-10-50-10 it is appropriate to present three business segments: East, West and Canada. The management of the Company is led by the Chief Executive Officer of Taylor Morrison, Inc. (the “CEO”) who in turn directs presidents of each of the Company’s three operating segments. These presidents receive strategic direction from the CEO regarding the operations of their respective regions and the execution of the business plans devised for those regions. The regional presidents are accountable for the results of their respective regions to the CEO but are able to exercise discretion over the method chosen to execute their business plans.

The economic conditions the Company considered in making its segment determination are based on the consumer profile in the respective regions. The West region focuses its sales and community development on first-time move-up buyers. These buyers typically own or previously have owned a new home whose size, community and construction are in the “affordable” or lower end of the market and now have the wherewithal to move into a home that is larger and has higher building specifications but whose community is more in line with a high-density or efficient use of land planning. In contrast, in the East region developments typically include amenities, such as water features, greenbelts and community areas, and the Company typically markets to both first and second-time move-up buyers in more exclusive communities with higher-end amenities. These communities, though they may be in the same target consumer group, may have different price points and features which lead to some variations in total revenues and margins because of the cost of living and other economic characteristics of the locales, but the economic conditions of the various locales within the East region are still more similar to one another than those observed in divisions in the West region.

The Company has not found the average days on market and foreclosure rates relating to its operations as useful tools in its analysis of segment aggregation. The submarkets in which the Company builds are areas that have not historically been heavily impacted by foreclosures and difficult home resale conditions (outside of the period of the recent U.S. housing downturn during which all markets were impacted by higher than normal foreclosures and difficult home resale conditions), and its land inventory strategy

Mr. Jay Ingram

Division of Corporation Finance

Securities and Exchange Commission

is geared towards avoiding such areas; instead, the Company has tended to build in newly created neighborhoods with a product line that is geared more towards the first and second-time move-up buyer. The majority of foreclosures and resale homes are entry -level homes, which the Company generally does not build. The Company does consider consumer demand and average sale prices as important components in its segment analysis. Sales prices at the consumer level reflect the types of products offered by the Company across all of its divisions and both of its U.S. regions, which are mostly first and second-time move-up homes. Accordingly, the specification levels and sizes of homes (and also selling prices) result in some similarities among the product offerings across the divisions and regions.

In connection with its segment analysis, the Company also reviewed ASC 280-10-55-7A-C and determined that its three reporting segments were similar and are expected to be similar in future periods. As described in greater detail in the supplemental material furnished to the Staff, the economic trends relating to the businesses operated by the three segments during the recent historical period are aligned and, given the cyclical nature of the Company’s industry, are expected to be similar in the future, including as relates to gross margins and return on assets.

In reference to the example cited by the Staff, the Company’s operations in Houston and West Florida, although subject to local market conditions, target first and second-time move-up buyers as a specific consumer segment. On average, sales to both such buyers have produced similar gross margins and assets as a percentage of sales over a historical basis and are expected to produce similar results going forward.

In addition, the Company reports three components of revenue: revenue from home closings, revenue from land closings and revenue from mortgage operations. The aggregate of land closing and mortgage operations revenue represents approximately 6% of sales for the year ended December 31, 2011 and are not reported as separate segments under ASC 280-10-50-12 due to their immateriality.

59.	Please enhance your disclosure to separately disclose the amount of revenues from external customers and long-lived assets attributed to your country of domicile as well as any individual foreign countries, to the extent they are material, for each period presented. Refer to ASC 280-10-50-41.

Response to Comment 59

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page F-44 of Amendment No. 1.

The Company hereby advises the Staff that its revenues are dependent on external customers (the Company makes no intercompany sales of real estate) and a majority of the Company’s assets are long-lived in the form of real estate with a lifespan that is three-five years per subdivision.

Mr. Jay Ingram

Division of Corporation Finance

Securities and Exchange Commission

60.	Please revise your segment tables on the top of page F-45 to separately disclose the amount of inventory, investments in unconsolidated entities, other assets and total assets allocated to the financial services segment as of the periods presented.

Response to Comment 60

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page F-45 of Amendment No. 1.

61.	Please disclose the amount of goodwill allocated to each of your reportable segments. Please refer to ASC 350-20-50-1.

Response to Comment 61

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page F-45 of Amendment No. 1.

17. Commitment and Contingencies, page F-45

Legal Proceedings, page F-46

62.	You indicate that you are involved in various other legal proceedings arising in the ordinary course of business. You disclose that the disposition of these matters will not have a material effect on our business or on our consolidated financial position or results of operations. Please also address the expected effect of these matters on your cash flows.

Response to Comment 62

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page F-47 of Amendment No. 1.

18. Mortgage Company Loan Facilities, page F-48

63.	Please clarify how the Flagstar agreement had outstanding borrowings $2.7 million in excess of the limit available under the Flagstar agreement as of December 31, 2011.

Response to Comment 63

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page F-48 of Amendment No. 1.

Mr. Jay Ingram

Division of Corporation Finance

Securities and Exchange Commission

19. Capital Structure, page F-48

64.	Please provide more information regarding the characteristics of the J1, J2, and J3 Class Units, such as what differentiates the three classes. Please also provide greater information regarding the priority on distributions, including the aggregate return and IRR thresholds that would trigger payouts to Class M and Class J units.

Response to Comment 64

The Company respectfully acknowledges the Staff’s comment and hereby advises the Staff that the Company has disclosed the applicable return thresholds that would trigger payouts on the Class M Units to its named executive officers in the Registration Statement under the caption “Compensation Disclosure & Analysis—Key Elements of Executive Compensation Program—Long-Term Incentives – Equity-Based”. Please see page 160-161 of Amendment No. 1. The Company has revised the notes to its financial statements to provide conforming disclosure. Please see page F-50 of Amendment No. 1. The Company also hereby advises that the principal features that differentiate the J-1, J-2 and J-3 Units are the vesting conditions and distribution priorities applicable to each class. The Company respectfully submits that because the aggregate return and IRR thresholds entitling the Class J Units to participate in distributions from TMM have not been met for any periods presented in TMM’s financial statements, and because the Company expects that the terms of the Class J Units (including their vesting conditions, distribution priorities and investment performance) will not be material to an investor in the Company’s Class A common stock following the pre-offering Reorganization Transactions described under the caption “Organizational Structure”, the disclosure currently in the Registration Statement relating to the Class J Units is sufficient. The Company will provide additional detail regarding the pre-offering Reorganization Transactions in subsequent pre-effective amendments to the Registration Statement.

65.	We note your disclosure on page F-51 regarding the repurchase provisions contained within your Class M and Class J Units. Please tell us in detail how you have accounted for these repurchase provisions both upon issuance of each type of Unit and on an ongoing basis. Please also tell us the accounting literature you relied upon to support your conclusion.

Response to Comment 65

The Company respectfully acknowledges the Staff’s comment and hereby advises the Staff that it has analyzed ASC 718-10-25-6 through 25-19 to determine whether any features of the Class M Units and Class J Units would cause those units to be classified as liabilities. ASC 718-10-25-7 states, in part:

Topic 480 excludes from its scope instruments that are accounted for under this Topic. Nevertheless, unless paragraphs 718-10-25-8 through 25-19 require otherwise, an entity shall

Mr. Jay Ingram

Division of Corporation Finance

Securities and Exchange Commission

apply the classification criteria in Section 480-10-25 and paragraphs 480-10-15-3 through 15-4 as they are effective at the reporting date, in determining whether to classify as a liability a freestanding financial instrument given to an employee in a share-based payment transaction.

In analyzing ASC Topic 480 (Distinguishing Liabilities from Equity), the Company determined that the Class M Units and Class J Units do not represent mandatorily redeemable financial instruments, obligations to repurchase equity shares, or obligations to issue a variable number of shares as described in ASC 480. In considering the embedded repurchase feature (the call right), the Company further analyzed ASC 718-10-25-9 and 25-10, which state, in part (emphasis added):

Topic 480 does not apply to outstanding shares embodying a conditional obligation to transfer assets, for example, shares that give the employee the right to require the employer to repurchase them for cash equal to their fair value (puttable shares). A put right may be granted to the employee in a transaction that is related to a share-based compensation arrangement. If exercise of such a put right would require the entity to repurchase shares issued under the share-based compensation arrangement, the shares shall be accounted for as puttable shares. A puttable (or callable) share awarded to an employee as compensation shall be classified as a liability if either of the following conditions is met:

a. The repurchase feature permits the employee to avoid bearing the risks and rewards normally associated with equity share ownership for a reasonable period of time from the date the requisite service is rendered and the share is issued. An employee begins to bear the risks and rewards normally associated with equity share ownership when all the requisite service has been rendered. A repurchase feature that can be exercised only upon the occurrence of a contingent event that is outside the employee’s control (such as an initial public offering) would not meet this condition until it becomes probable that the event will occur within the reasonable period of time.

b. It is probable that the employer would prevent the employee from bearing those risks and rewards for a reasonable period of time from the date the share is issued.

For this purpose, a period of six months or more is a reasonable period of time. A puttable (or callable) share that does not meet either of those conditions shall be classified as equity […]

Because the call right is based on the fair market value of the Class M Units and Class J Units at the date the right is exercised and TMM has established a policy that settlement will not occur until the point in time where the unitholder has borne sufficient risks and rewards of equity ownership (assumed as six months and one day post vesting), the Company does not believe the repurchase feature would require the Class M Units and Class J Units to be classified as liabilities.

20. Earnings Per Unit, page F-52

66.	Please tell us how you considered the impact, if any, that your Class M Units and Class J Units had upon the calculation of basic and diluted earnings per Unit during the periods presented. Please also tell us the accounting literature you relied upon to support your conclusion.

Mr. Jay Ingram

Division of Corporation Finance

Securities and Exchange Commission

Response to Comment 66

The Company respectfully acknowledges the Staff’s comment and hereby advises the Staff that it considered ASC 260 (Earnings per Share) to determine the impact Class M Units and Class J Units had upon the calculation of basic and diluted earnings per unit.

The Company believes that neither Class M Units nor Class J Units are potential common units as they do not entitle the holder to obtain Class A Units (common units) at any time. TMM has not issued any other instrument that entitles a holder to obtain Class A Units. TMM may not issue any common stock. Based on the guidance set forth in ASC 260, the Company believes that the Class M Units and Class J Units are “participating securities” because both classes of units become eligible to participate in distributions depending upon TMM achieving certain thresholds. The Company therefore believes that it must apply the two-class method for computation of earnings per unit, as provided by ASC 260. However, the Company believes that for the period from July 13, 2011 to December 31, 2011 and the three months and the nine months ended September 30, 2012, no earnings (distributed or undistributed) were to be allocated to the participating securities (Class M Units and Class J Units), as the initial threshold for any such distributions in the distribution waterfall in the TMM partnership agreement was not met. Pursuant to that distribution waterfall, Class A Units receive all proceeds until the aggregate amount of all distributions to holders of Class A Units reaches the aggregate amount the original capital contribution ($775.8 million) made by the holders of the Class A Units. That threshold has not been met as of September 30, 2012.

Based on the above, the entire earnings of TMM and its subsidiaries for the period from July 13, 2011 to December 31, 2011 and the three months and the nine months ended September 30, 2012 should be allocated to the Class A Units in the determination of earnings per Class A Unit. The Class M Units and Class J Units accordingly had no effect on the calculation of earnings per unit for the historical periods presented in the Registration Statement. The Company therefore submits that its calculation of basic and diluted earnings per unit for the historical periods presented in the Registration Statement is consistent with the guidance in ASC 260, specifically ASC 260-10-45-60B.

TMM Holdings Limited Partnership Unaudited Condensed Consolidated Financial Statements

General

67.	Please address the above comments in your interim financial statements as well, as applicable.

Mr. Jay Ingram

Division of Corporation Finance

Securities and Exchange Commission

Response to Comment 67

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages F-60 through F-83 of Amendment No. 1.

Subsequent Events, page F-81

68.	Please indicate the new expiration date for the Toronto Dominion Bank and HSBC Bank Canada lines of credit.

Response to Comment 68

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages F-82 of Amendment No. 1.

Exhibits and Financial Statement Schedules, page II-2

69.	Please advise us as to what consideration you gave to including as material contracts the various financing arrangements detailed under the heading “Capital Resources” on page 96 in the exhibit list.

Response to Comment 69

The Company respectfully acknowledges the Staff’s comment and hereby advises the Staff that each of the Flagstar Facility, Comerica Facility, TD Facility, HSBC Facility, and various letters of credit, surety bonds and financial guarantees to which the Company is party and which are disclosed under the heading “Capital Resources” beginning on page 100 of Amendment No. 1 constitute ordinary course agreements and arrangements relating to the ordinary course activities and business of the Company and its subsidiaries and are not agreements on which the Company’s business depends to a material extent. The Company therefore does not believe such agreements are required to be filed as exhibits to the Registration Statement pursuant to Item 601 of Regulation S-K.

* * * *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3025, Lawrence G. Wee at (212) 373-3052 or Benjamin A. Aronovitch at (212) 373-3575.

Sincerely,

/s/ John C. Kennedy

John C. Kennedy, Esq.

cc:	Darrell C. Sherman, Esq.
Taylor Morrison Home Corporation

William J. Whelan III, Esq.
Cravath, Swaine & Moore LLP

Julie H. Jones, Esq.
Ropes & Gray LLP